SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November, 2011
Commission File Number 1-33208
HANWHA SOLARONE CO., LTD.
888 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

Hanwha SolarOne Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:
1. Notice of Hanwha SolarOne Co., Ltd. Annual General Meeting to be held on December 20, 2011.
2. Hanwha SolarOne Co., Ltd. Proxy Card.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANWHA SOLARONE CO., LTD
Date: November 14, 2011	By:	/s/ Ki-Joon HONG
		Name:	Ki-Joon HONG
		Title:	Chief Executive Officer

HANWHA SOLARONE CO., LTD.
888 Linyang Road, Qidong
Jiangsu Province, 226200
People’s Republic of China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 20, 2011
NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Hanwha SolarOne Co., Ltd. (the “Company”), a Cayman Islands company, will be held at 9:00 am, Shanghai time, on December 20, 2011 at the Company’s office at Room 1801, Building 1, 1199 Minsheng Road, Pudong New Area, Shanghai, China 200135, to consider and, if thought fit, to pass and approve the following resolutions:
1.
As an ordinary resolution, that the appointment of David N.K. Wang, as a director of the Company to continue to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

2.
As an ordinary resolution, that the appointment of Hee Cheul Kim, as a director of the Company to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

3.
As an ordinary resolution, that the directors of the Company be, and hereby are, authorized to determine the manner and any other terms of any repurchase or redemption of ordinary shares and ADSs of the Company, and are hereby authorised and directed in the name and on behalf of the Company to execute and deliver any instrument, document or agreement (including, where necessary, to affix the seal of the Company in accordance with the Articles of Association of the Company) or to take or cause to be taken any other action or actions which the directors may deem necessary, appropriate or desirable to carry out the intent and purpose of any such repurchases or redemptions of shares by the Company.

4.
As an ordinary resolution, that any and all prior repurchases of shares by the Company (including without limitation the repurchase of 25,027,680 ordinary shares from The Bank of New York Mellon, representing 5,005,536 ADSs repurchased from Morgan Stanley & Co. International Plc. pursuant to the Share Issuance and Repurchase Agreement dated January 23, 2008, and the repurchase of 25,017,671 ordinary shares from Hanwha Solar Holdings Co., Ltd. pursuant to the Share Issuance and Repurchase Agreement dated September 16, 2010) be and are hereby authorized, approved, confirmed and ratified in all respects as the valid acts of the Company with effect from the date such actions were taken.

And to consider and act upon such other business as may properly come before the AGM or any adjournment thereof.
The biographies of David N.K. Wang and Hee Cheul Kim are included in Exhibit A.

Holders of record of ordinary shares at the close of business on November 10, 2011 will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card to: Board Secretary, Hanwha SolarOne Co., Ltd., Room 1801, Building 1, 1199 Minsheng Road, Pudong New Area, Shanghai, P.R. China, 200135. The enclosed proxy card shall be received by us no later than 10:00 am, Shanghai time on December 16, 2011 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.
Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.
Shareholders who are not able to attend the AGM in person could dial in to the AGM. The dial-in details are as follows:

International Dial-in Number:	(86) 21 6120-6622

China Toll Free Number:	400-6863-388

Meeting Passcode:	*90702236*

By order of the Board of Directors,

/s/ Ki-Joon Hong

Ki-Joon Hong
Chairman of the Board of Directors
Dated: November 4, 2011

EXHIBIT A
Dr. David N.K. Wang has served as our independent director since April 2, 2009. Dr. Wang is currently a board member of the Global Semiconductor Alliance, a senior advisor to the chairman of the board of Semiconductor Manufacturing International Corporation (SMIC), the chairman of the board of Ether Optronics Inc. and an overseas advisor to the Ministry of Science and Technology of the People’s Republic of China. He is also an advisor to the Greater China Innovation and Entrepreneurship project of Stanford University in the United States. He was a member of the board of directors of Semiconductor Equipment and Materials International (SEMI) and chairman of its China Regional Advisory Board. From November 2009 to July 2011, Dr. Wang served as the president, chief executive officer and executive director of SMIC. From September 2005 to June 2007, Dr. Wang served as the chief executive officer of Huahong Group and concurrently chairman of Huahong NEC, a subsidiary of Huahong Group. Prior to joining Hua Hong Group, Dr. Wang served as executive vice president of Applied Materials and president of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia. Dr. Wang has also been a member of, chaired and helped found a variety of councils, committees and associations related to technology and Asia-Pacific business and economy. He received his Ph.D. degree in Materials Science from the University of California, Berkeley.
Mr. Hee Cheul Kim has served as our director since October 2011. Mr. Kim is the senior vice president and head of Strategy, M&A, New business in Management & Planning H.Q, of Hanwha Group. Prior to his current position, Mr. Kim served as the managing director of Hanwha Business Development Center from July 2010 to February 2011, the chief executive officer of Azdel Inc. in the United States from November 2007 to June 2010, the chief executive officer of Hanwha L&C Alabama in the United States from November 2007 to December 2008 and the vice president and head of Automotive & Industrial Business Division of Hanwha L&C from January 2006 to October 2007. Prior to that, Mr. Kim held various positions at Hanwha Chemical Corporation and Hanwha Group. Mr. Kim received his bachelor’s and master’s degrees in Chemical Engineering from Seoul National University in South Korea.

HANWHA SOLARONE CO., LTD.
(the “Company”)
FORM OF PROXY FOR SHAREHOLDERS
FOR ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 20, 2011
(or any adjournment or postponed meeting thereof)

I/We

Please Print Name(s)
of

Please Print Address(es)

being (a) shareholder(s) of the Company with                      shares respectively hereby appoint

of

or failing him/her

of

or failing him/her the duly appointed Chairman of the AGM (as defined below) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on December 20, 2011 at 9:00 am, Shanghai time, at the Company’s office at Room 1801, Building 1, 1199 Minsheng Road, Pudong New Area, Shanghai, China 200135 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the AGM as indicated below or if no such indication is given, then as my proxy thinks fit.

Resolution	For	Against	Abstain

1. As an ordinary resolution, that the appointment of David N.K. Wang, as a director of the Company to continue to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

2. As an ordinary resolution, that the appointment of Hee Cheul Kim, as a director of the Company to hold office for a three-year term beginning on the date of this AGM or until his successor is elected and qualified, be approved, confirmed and ratified.

3. As an ordinary resolution, that the directors of the Company be, and hereby are, authorized to determine the manner and any other terms of any repurchase or redemption of ordinary shares and ADSs of the Company, and are hereby authorised and directed in the name and on behalf of the Company to execute and deliver any instrument, document or agreement (including, where necessary, to affix the seal of the Company in accordance with the Articles of Association of the Company) or to take or cause to be taken any other action or actions which the directors may deem necessary, appropriate or desirable to carry out the intent and purpose of any such repurchases or redemptions of shares by the Company.

4. As an ordinary resolution, that any and all prior repurchases of ordinary shares and ADSs by the Company (including without limitation the repurchase of 25,027,680 ordinary shares from The Bank of New York Mellon, representing 5,005,536 ADSs repurchased from Morgan Stanley & Co. International Plc. pursuant to the Share Issuance and Repurchase Agreement dated January 23, 2008, and the repurchase of 25,017,671 ordinary shares from Hanwha Solar Holdings Co., Ltd. pursuant to the Share Issuance and Repurchase Agreement dated September 16, 2010) be and are hereby authorized, approved, confirmed and ratified in all respects as the valid acts of the Company with effect from the date such actions were taken.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated:

[End of Page]

Signed:

Name:

[Include a signature block for the relevant number of members expected to use this form]